CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH "[***]". SUCH IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

CONSIGNMENT AGREEMENT
Contract Number EXT.CA00009

Consigning Parties: ("Masterworks")	Masterworks Gallery, LLC as Agent for Masterworks Cayman, SPC, a Gallery Segregated Portfolio Company on behalf of its 009 Segregated Portfolio 225 Liberty Street, 29th Floor New York, NY 10281
Date of Agreement:	March 8, 2023
Consignment Period:	March 8, 2023 – May 7th, 2023
Consignee:	[***]

Artwork:

Artist:	Gunther Forg	(the "**Work**")
Title:	Untitled	
Medium:	Acrylic on oil and linen	
Size:	78.75 x 94.5 in. (200 x 240 cm.)	
Date:	2008	
NY Sales Tax:	None Withheld; Delaware Delivery	
Offering Price:	USD $[***]	

Selling price and Payment: An offering price of **USD** $[***] to potential purchasers ("**Offering Price**"). A buyer may be offered extended payment terms of up to thirty (30) calendar days from the date of receipt of an invoice by Consignee. Payment to Masterworks will occur within five (5) business days of Consignee's receipt of the purchase price in full.

Minimum Net Proceeds due to Masterworks: USD $[***]

Commission : Consignee shall be entitled to retain a commission of up to [***] of the net sale proceeds received by Masterworks (the "**Commission**"). Masterworks reserves the right to request a redacted copy of any bill of sale or purchase agreement indicating the final sale price.

Shipping Address:

[***]

Full contact details, email address, phone:

[***]

Pickup location:
UOVO LIC
41-54 22nd Street
New York, NY 11101

Return location:
UOVO Brooklyn
105 Evergreen Ave
Brooklyn, NY 11206

Condition of the Work(s)

Please see Condition Report attached as Exhibit A.

Special Handling, Packing, and Installation Instructions:

- Consignee will document all instances of the uncrating, crating, and installation with reasonable digital images and shall provide same to Masterworks.

TERMS AND CONDITIONS OF THE CONSIGNMENT AGREEMENT

1. Consignment Period.

Masterworks hereby agrees to consign the Work to the Consignee for a period designated on the first page of this Consignment Agreement, unless otherwise mutually agreed by the parties in writing (the "**Consignment Period**") to be sold by the Consignee or its affiliated companies (including but not limited to [***]) (hereinafter together "**Consignee**") in its own name to a buyer.
For the duration of the Consignment Period, Consignee will have the exclusive right to offer and sell the Work.

2. Commission and Payment.

(a) In the event that the Work is sold to a third-party buyer (the "**Buyer**") during the Consignment Period, pursuant to the terms and conditions of this Consignment Agreement:

(i) Masterworks shall receive no less than the minimum Net Proceeds;

(ii) to the extent that the purchase price paid by the Buyer, exclusive of any applicable taxes (the "**Purchase Price**") exceeds the minimum Net Proceeds, the Consignee shall be entitled to retain a Commission of the Purchase Price no greater than the amount set forth on the first page of this Consignment Agreement;

(b) Consignee shall be entitled to retain this Commission and forward the balance of the sale proceeds for the Work to Masterworks within five (5) business days of the receipt by Consignee of the entire Purchase Price for the Work in good and clear funds. Masterworks reserves the right to request a redacted copy of any bill of sale or purchase agreement indicating the final sale price. In case of late or non-payment by the buyer, Consignee and Masterworks will jointly agree on the appropriate course of action against the Buyer. Consignee shall not be liable for late or non-payment by the Buyer; provided, however, that Consignee shall not waive any rights Masterworks may have against the defaulting Buyer.

(c) Upon payment in full of Net Proceed to Masterworks pursuant to this Agreement, Masterworks specifically and irrevocably authorizes Consignee to effect the transfer of ownership and title to the buyer and to provide such documentation as reasonably required upon sale, including a bill of sale for the Work if applicable.

3. Transfer of Title: Consignee agrees that it will not release custody of the Work to any Buyer unless and until it has received payment in full of the Purchase Price for the Work. Title to the Work will transfer to the Buyer upon Masterworks' receipt of the full amount of the Net Proceeds.

4. **Shipping.** Consignee shall be responsible for all expenses related to selling the Work including costs for packing, crating, customs, import and export duties, and shipping the Work from its current or pickup location to Consignee, as well as all costs associated with shipping the Work back to the original collection location (or Masterworks' account at its Delaware art storage facility) if it remains unsold at the end of the Consignment Period. The parties will mutually determine the return location at least five (5) business days before the end of the Consignment Period. The Consignee will exercise the same care with respect to the Work as it does in the safekeeping of comparable property of its own and will use professional art handling, crating and shipping agents, all to be agreed upon with Masterworks in advance, with consent not to be unreasonably withheld.

5. **Insurance.** Consignee shall be responsible for an all-risks, wall-to-wall fine art insurance coverage for the Work (and related expenses) up to the amount of the Minimum Net Proceeds, including static risks and transit worldwide. All policies must be primary and non-contributory. If shipment is not arranged by Consignee, coverage shall commence upon safe receipt and inspection of the Work by Consignee. Risk of loss for the Work shall transfer to Consignee on the earliest of: (a) collection by shippers arranged by Consignee; or (b)

receipt and inspection of the Work if shipment is arranged by Masterworks. Consignee will provide Masterworks with a certificate of insurance evidencing such insurance coverage naming Masterworks as an additional insured and loss payee prior to transfer of risk of loss. In the event of loss or damage, the Consignee shall notify Masterworks within five (5) business days. Upon return of the Work, Masterworks shall notify the Consignee in writing of any damage within five (5) business days of receipt of the Work.

Consignee shall not be liable for any delay or failure to perform hereunder due to any events of force majeure, including (but not limited to) natural disasters, government measures, official decisions, war, military conflicts or terrorist attacks or other events beyond Consignee's reasonable control.

6. Inspection.

Masterworks shall inspect the Work (if returned unsold) within 14 days of its return to Masterworks and immediately notify Consignee of any defects in writing. In the absence of such notification within 14 days of return, the Work will be deemed free of defects and claims for damages which will be excluded to the fullest extent legally permitted.

7. **Masterworks' Representations and Warranties.**

(a) Masterworks represents and warrants that:

(i) It has the full legal authority to enter into this Agreement, to make the representations and warranties contained herein, to irrevocably authorize Consignee to deliver a bill of sale, and to complete the transaction contemplated herein;
(ii) it is now, and will be at the time of any sale, acting as the sole legal and beneficial owner of the Work absolutely;
(iii) It holds good, valuable and marketable title to the Work;
(iv) The Work is now and will at the time of transfer of title hereunder be free and clear of any and all rights, liens, claims, security interests or other encumbrances held by any person or entity;
(v) To the best of Masterworks' knowledge, the Work is authentic, that is, the Work was created by the artist indicated on this Agreement;
(vi) The provenance reported to Consignee is to the best of Masterworks knowledge accurate;
(vii) the Work is in sound condition and fit for transportation to Consignee;
(viii) Masterworks has notified Consignee in writing about any concerns expressed by third parties in relation to the ownership, condition, authenticity, attribution, and
(ix) Where the Work has been imported into the United States, Masterworks represents and warrants that to the best of Masterworks' knowledge, the Work has been lawfully imported into the United States and lawfully exported as required by the laws and regulations of any country in which it was formerly located.

(b) The benefits of the representations, warranties, covenants and indemnities contained in this Consignment Agreement shall survive completion of the transaction contemplated by this Consignment Agreement, including without limitation transfer of the Work to the Buyer. Notwithstanding anything to the contrary herein, any right to cancellation and/or rescission of the sale of the Work shall only pertain to Masterworks' representation, warranty and indemnification relating to the authenticity of the Work and the encumbrance of the Work with rights, liens, claims, security interests or other encumbrances held by any person, and shall extend to the Buyer of record, and to no other party, for a period of five (5) years from the date that Masterworks receives the full amount of the Net Proceeds.

(c) For the avoidance of doubt, the parties acknowledge that Masterworks' standard business practices in the securitizations of artworks through a segregated portfolio of Masterworks Cayman SPC, as a single artwork owned by an individual Delaware LLC shall now, in any way, invalidate or negate any of the representations warranties guarantees, or obligations under this Agreement.

8. **Consignee's Representations and Warranties**.

(a) Consignee represents and warrants that:

(i) In accordance with applicable laws and regulations intended to prevent money laundering or terrorist financing existing in the United States as well as the jurisdiction where the sale of the Work is transacted, it shall carry out necessary "know your customer" identification and verification checks on any buyer (including any party that would be considered the ultimate beneficial owner of any Buyer of the Work);

(ii) Other than with regard to clear title and authenticity, the Work will be offered "AS IS" and it will not make any representation or warranty to a potential purchaser with respect to merchantability, fitness for a particular purpose, the physical condition, size, quality, rarity, importance, provenance, restoration, or historical relevance of the Work, and that no statement anywhere, whether oral or written, will be deemed such a representation or warranty; and

(iii) No owner, principal, or director of Consignee shall trade or otherwise transact in any security of the Work (or of the entity owning the Work) through Masterworks or any of its affiliated entities.

9. **Mutual Indemnification.** The parties shall indemnify and hold harmless each other harmless, including their respective officers, directors, agents, employees, and representatives, from and against any and all claims, actions, losses, liabilities, damages and expenses (including reasonable legal fees and expenses) relating to any breach by a party of any of their respective obligations, covenants, representations or warranties contained in this Consignment Agreement.

10. Marketing and Images.

Masterworks acknowledges and agrees that Consignee may market the Work to potential purchasers as it deems appropriate subject to the following:

(a) During the Consignment Period, the Consignee shall not publicly display the Work or advertise the Work on any website. Consignee is permitted to show the Work to limited third-party collectors/potential purchasers who it reasonably believes may be interested in purchasing the Work in accordance with this Consignment Agreement; *provided, however*, that the Work shall not be shown to any professional art work intermediary with the prior written consent of Masterworks. Prior to any viewing of the Work by a potential third-party purchaser, Consignee will advise Masterworks in writing of the identity of any art market intermediaries who will view the Work.

11. Modifications. The terms of this Consignment Agreement may be changed only by mutual consent of the parties in writing (which shall include e-mail).

12. **No Joint Venture.** This Consignment Agreement shall not be construed as a teaming, joint venture or other such arrangement between the parties.

13. Choice of Law. Without regard to the location of the Work at the time of sale, this Consignment Agreement shall be governed by the laws of the State of New York, exclusive of New York's choice of law provisions. In the event of a dispute, the parties' consent to the exclusive jurisdiction of New York state or federal courts.

14. Entire Agreement. This Consignment Agreement represents the entire agreement between the parties and supersedes any-and-all other prior agreements, both written and oral. In the event of any conflict between this Consignment Agreement and any sale terms or agreement with the Buyer, the terms of this Consignment Agreement will govern.

15. **Counterparts.** This Consignment Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one-and-the-same instrument. Signatures sent

by facsimile transmission or scanned and sent by e-mail in PDF format are valid and binding and will be deemed originals for all purposes.

Accepted and Agreed:

[***]	**Masterworks Gallery, LLC**
[***]	Evan Beard, Head of Private Sales
Date 03/08/2023	Date 03/08/2023

EXHIBIT A

CONDITION REPORT